Registration Nos. 333-283567 and
333-283567-01 and 333-283567-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2)           | X |

THE BANK OF NEW YORK MELLON
(Exact name of trustee as specified in its charter)

New York (Jurisdiction of incorporation if not a U.S. national bank)	13-5160382 (I.R.S. employer identification no.)
240 Greenwich Street, New York, N.Y. (Address of principal executive offices)	10286 (Zip code)

FORD CREDIT FLOORPLAN MASTER OWNER TRUST A
(Exact name of obligor)
(Issuing Entity)

Delaware (State or other jurisdiction of incorporation or organization)	38-6787145 (I.R.S. employer identification no.)

FORD CREDIT FLOORPLAN CORPORATION
(Exact name of registrant as specified in its charter)
(Depositor for the Issuing Entity)

Delaware (State or other jurisdiction of incorporation or organization)	38-2973806 (I.R.S. employer identification no.)
One American Road Dearborn, Michigan (Address of principal executive offices)	48126 (Zip code)

FORD CREDIT FLOORPLAN LLC
(Exact name of registrant as specified in its charter)
(Depositor for the Issuing Entity)

Delaware (State or other jurisdiction of incorporation or organization)	38-3372243 (I.R.S. employer identification no.)
One American Road Dearborn, Michigan (Address of principal executive offices)	48126 (Zip code)

FORD MOTOR CREDIT COMPANY LLC
(Exact name of registrant as specified in its charter)
(Sponsor for the Issuing Entity)

Delaware (State or other jurisdiction of incorporation or organization)	38-1612444 (I.R.S. employer identification no.)
One American Road Dearborn, Michigan (Address of principal executive offices)	48126 (Zip code)

Series 2026-3 Asset Backed Notes
(Title of the indenture securities)

1.	General information. Furnish the following information as to the Trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Superintendent of the Department of Financial Services of the State of New York	One State Street, New York, N.Y. 10004-1417, and Albany, N.Y. 12223
Federal Reserve Bank of New York	33 Liberty Street, New York, N.Y. 10045
Federal Deposit Insurance Corporation	550 17th Street, NW Washington, D.C. 20429
The Clearing House Association L.L.C.	100 Broad Street New York, N.Y. 10004
(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

2.	Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

16.	List of Exhibits.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the "Act").

1.	A copy of the Organization Certificate of The Bank of New York Mellon (formerly known as The Bank of New York, itself formerly Irving Trust Company) as now in effect, which contains the authority to commence business and a grant of powers to exercise corporate trust powers. (Exhibit 1 to Amendment No. 1 to Form T-1 filed with Registration Statement No. 33-6215, Exhibits 1a and 1b to Form T-1 filed with Registration Statement No. 33-21672, Exhibit 1 to Form T-1 filed with Registration Statement No. 33-29637, Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121195 and Exhibit 1 to Form T-1 filed with Registration Statement No. 333-152735).

4.	A copy of the existing By-laws of the Trustee (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-261533).

6.	The consent of the Trustee required by Section 321(b) of the Act (Exhibit 6 to Form T-1 filed with Registration Statement No. 333-229519).

7.	A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

SIGNATURE

Pursuant to the requirements of the Act, the trustee, The Bank of New York Mellon, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, and State of New York, on the
29th day of September, 2026.

THE BANK OF NEW YORK MELLON

By:	/s/ Nina Moulas
Name: Nina Moulas
Title: Vice President